Linktone Comments on Implementation of
New Mobile Operator Policies

SHANGHAI, China, July 10, 2006 — Linktone Ltd. (Nasdaq: LTON — News), today commented on the implementation of new policies introduced by several of China’s mobile network operators.

In order to reduce subscriber complaints and increase overall customer satisfaction, China Mobile, China Unicom and China Telecom announced new policy changes that the Company anticipates will be implemented in the coming 3 months, including the following:

China Mobile

•	Extension of free trial period to between 11 and 41 days, with reminders sent at the beginning and end of the trial. Previously one reminder was sent immediately after the subscription is ordered, and the free trial period was three to eleven days.

•	Billing reminders to be sent to existing SMS, MMS and WAP monthly subscribers regarding their subscriptions and fees being charged.

•	Conversion of per message-based SMS subscriptions to monthly subscriptions upon positive confirmation by the user. If no confirmation is sent, then the user’s subscription is automatically cancelled.

China Unicom & China Telecom

•	Conversion of per message-based SMS subscriptions to monthly subscriptions.

The Company’s preliminary determination is that the policy changes will likely have a material negative impact on the Company’s results of operations for the remainder of 2006 principally from: (1) fewer new subscribers due to double confirmations, (2) increasing cancellation rates by existing users due to billing reminders and required positive confirmations; and (3) increased user acquisition costs. Linktone will provide further information on the impact of these changes to its business as the timeline for implementation and other specifics are clarified.

Linktone believes that despite the near term impact of these new policies, they will help create a more efficient and healthy industry environment which will better service the end user.

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the company develops aggregates and distributes innovative and engaging products for its growing user community to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the mobile operators in China or in the manner in which they enforce such policies; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F.  Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Lily Jiang Linktone Ltd. Tel: +86-21-6361-1583 Email: lily.jiang@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com